

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com


05007506

April 20, 2005

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Repurchase of Own Shares

Thank you for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

April 19, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Repurchase of Own Shares

(Repurchase of own shares in accordance with Sub-section 2 of Section 1 of Article 211-3 of the Commercial Code)

At the meeting of Board of Directors held on April 19, 2005, Belluna Co., Ltd. resolved to repurchase of its own shares pursuant to sub-section 2 of section 1 of article 211-3 of the Commercial Code.

Description

1. Reason for the repurchase

   To enable swift implementation of the Company's capital policies in response to changes in business conditions.

2. Details of the repurchase

(1) Type of shares to be repurchased:	Common stock of the Company
(2) Total number of shares to be repurchased:	Maximum of 500,000 shares
(3) Total costs of shares to be repurchased:	Maximum of ¥1,800 million
(4) Period of repurchase:	April 20, 2005 to June 28, 2005

Note: Information as of March 31, 2005

- Total number of outstanding shares without treasury stocks: 23,082,027 shares
- Total number of shares repurchased: 812,358 shares

- END -